07023641

#18

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Living Cell Technologies Limited

*CURRENT ADDRESS P.O. Box 3014
Auburn VIC 3123
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 3 2007
THOMSON
FINANCIAL

FILE NO. 82- 35085 FISCAL YEAR 6/30/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: GBS

DAT : 5/18/07

082-35085

Living Cell Technologies Ltd

Annual Report 2003/2004

ARIS
6-30-04

LCT

Living Cell Technologies Ltd
ABN 14 104 028 042
Annual Financial Report
for the period beginning
17 March, 2003 and
ending 30 June, 2004

Contents

Dear Shareholders,

It is an honour to present the first annual report for Living Cell Technologies. We closed our IPO in late August after successfully raising $6.36m and on 1 September 2004 listed on the Australian Stock Exchange (ASX:LCT). While our efforts over the past few months have concentrated on the transfer from the Newcastle Stock Exchange, our scientific team have maintained their commitment to fast-track the development of our cell therapies for Huntington's disease, Haemophilia and Diabetes.

The Board of LCT remain committed to consolidating a clear pathway for commercialisation of the technologies and the core focus of our business plan is to concentrate on progressing the pre-clinical trials underway in Singapore and Rhode Island, USA.





On behalf of the Board of LCT, I thank you for your support to date – to those who stayed with us in the transfer from the NSX to the main Australian bourse, the ASX, and to those who have subsequently joined us. Our destination is to fully commercialise our disease treatments through clinical trials and international alliances. And, of course, we have a commitment to delivering value to our shareholders.

We will keep you informed on our progress throughout the year through regular announcements, newsletters, updates and our website, but if you have any queries I encourage you to call the company headquarters in Adelaide on 08 8179 2873.

Michael Yates
Chairman

During the past year Living Cell Technologies (LCT) has evolved from a privately held research company into a public listed biotechnology company focused on the final stages of product development. We now have three divisions operating in different geographic locations:

The research and production division is located in Auckland. This unit is now headed by Dr Paul Tan who has extensive experience in running research facilities and protecting Intellectual Property;

The product development division is located in Rhode Island, USA, headed by Mr. Alfred Vasconcellos whose experience with CytoTherapeutics, Pfizer and Sertoli is well suited to leading the company through the regulatory pathways of the FDA. The design of the last stages of pre-clinical trials is critical to gaining acceptance from the regulatory authorities;

Adelaide is the head office focusing on investor relations, finance and corporate governance.







The business of LCT began in 1987 in a quest for a treatment for Type 1 diabetes that not only avoided daily injections of insulin but would also avoid the long term complications of the disease. The past 17 years have seen substantial progress and milestone achievements in the Company's research and development program and pre-clinical testing. It is the view of the Board of Directors that the Company is now poised to make significant progress toward the commercialisation of its products.

Technology Platform

A healthy body maintains a chemical balance and many diseases are caused by the dysfunction of cells that normally either produce or process a chemical. LCT's technology platform implants new living cells to replace the function of the affected body tissues. Our products are intended to avoid (or reduce) the complications of the disorder without the requirement for invasive whole organ transplant or the use of toxic immuno-suppressant drugs. LCT extracts the specific cells from the donor organ then encapsulates the cells in an alginate gel to protect them from the recipient's immune system. LCT has three main product lines derived from three different cell sources. Each product can potentially treat a number of disorders. LCT currently focuses on one disorder for each product. The disorders have been selected for either speed to the market or size of market.

Huntington's Disease

NeurotrophinCell is derived from cells within the brain and will be used to treat stroke and diseases such as Huntington's, Parkinson's and Alzheimer's. Huntington's disease has been chosen as the initial focus of this product because it is expected that the FDA will give "orphan drug" status to the trials which shortens the regulatory process and therefore the pathway to commercialisation. Patients can be diagnosed using genetic testing prior to symptoms developing, which usually occur between the ages of 35 and 45. Once symptoms develop there is currently no way of stopping the deterioration into chronic disability and eventually death. LCT has engaged Brown University, Rhode Island, USA, to conduct trials on primates induced with Huntington's disease in a model recognised by the FDA to test the scale-up of the product to a larger brain.

Once this has been completed an FDA application will be written to commence clinical trials in patients showing early symptoms of the disease. The disease affects 10 in every 100,000 people. There are approximately 35,000 cases in the US and a further 75,000 people are expected to be pre symptomatic. As patients require continual care once they enter the latter stages of the disease, the annual health cost in the US is estimated to be greater than US$2.5 billion.

Haemophillia

FacBCell is a product derived from human liver cells to treat inborn errors of the metabolism (IEM). There are over 2 500 different IEM's which individually are rare but collectively account for extensive cost to the community.

Initially FacBCell is being tested to treat Haemophilia. Haemophilia was chosen by LCT as a therapeutic target because of the relatively high prevalence (1 in 10,000 males), the high cost of treatment (over $100,000 per patient each year) and the high profile of the disease. LCT has acquired a colony of haemophiliac rodents which is a model recognised by the FDA as being so close to the human disease that further animal testing may not be required before clinical trials can commence. The rodents were treated with implants of FacBCell in September 2004 at Brown University. The results of this test will assist in the progress of the application for clinical trials.

Diabetes

DiabeCell is a product designed for the treatment of insulin dependent diabetes. Islets, insulin producing clusters of cells extracted from donor pancreas, are encapsulated in alginate. The product produces insulin at a rate appropriate to the amount of glucose detected in the bloodstream of the recipient. The World Health Organisation estimates that there are over 170 million diabetics in the world and the number will double over the next 25 years. Roughly 25% of diabetics are insulin dependent. The Diabetes Association of America estimates that the total cost in the US was US$132 billion in 2002. Pigs are used for donor organs to produce DiabeCell because diabetes is so prevalent that human pancreas supply is grossly insufficient.

LCT commenced primate trials of DiabeCell in Singapore in December 2003 and expects preliminary data to be released in early 2005. Once tests are completed it will be possible to ascertain whether further trials will be needed prior to submitting an application with the FDA for clinical trials.

Focus on near term income

The products derived from LCT's intellectual property can be commercialised in several ways. Generally drugs or devices are partnered with a suitable pharmaceutical company producing an up-front payment, payments upon agreed milestones and a royalty from the sale of product. It has been shown that the best return for Biotechs is to enter into a partnering deal after completion of Phase I trials. Entering into a deal prior to this reduces the cash return to the Biotech and reduces the royalty percentage. However, the cost of conducting extensive clinical testing usually prohibits smaller companies from progressing beyond Phase I.

The inclusion of Michael Yates as Chairman and Alfred Vasconcellos as CEO of LCT's US entity are precursors to commercialisation and discussions have been undertaken to involve additional people experienced in commercialisation or pharmaceutical negotiation. Negotiations for partnering of the NeurotrophinCell product are expected to begin shortly.

Monies raised from the recent issue of shares are being applied to the completion of pre-clinical work on the three key products and to cover the running costs until the end of the 2005 financial year. Part of the funds will be applied to grant applications to assist in the trials.

Before the end of January 2005, the LCT board will review the developments of the products, the stage of grant applications and negotiations with pharmaceutical companies. At this point the board will decide whether to:

> continue with grant funding in place;
> sell the NeurotrophinCell technology at an early stage; or
> re-enter the capital markets to fund the next stages of development.

Capital gained through one or more of the above will be applied to the human clinical trials and continued product development.





NeurotrophinCell
Dramatic improvements for stroke treatment and Huntington data is due to be published shortly.

Demonstrating their leadership in this field of neuroscience, LCT scientists have published an authoritative review of the function of the choroid plexus (CP) in the journal, Expert Opinion in Biology and Therapeutics. The review, a collaboration with the Medical College of Georgia, USA, describes the structure of CP and emphasises that it is a source of neurotrophic factors and hence has great neuroprotective and neuroregenerative potential. This is the basis of LCT's NeurotrophinCell product which comprises CP cells encapsulated in an immunoprotective alginate capsule.

The first transplantation of NeurotrophinCell into rats with Huntington's disease has been completed and LCT looks forward to reporting and publishing the scientific data in the last quarter of 2004. Meanwhile, LCT will proceed as planned to the next stage to transplant NeurotrophinCell into non-human primates with Huntington's disease.

NeurotrophinCell prepared from pig CP cells has also been successfully transplanted into rats suffering from stroke. The pig CP cells were not rejected by the immune system of the rat. The rat brain tissue showed an inflammatory (gliosis) response to unencapsulated CP cells but not to the encapsulated CP cells in LCT's NeurotrophinCell product.

Compared with rats which have suffered stroke and treated with empty capsules, rats given NeurotrophinCell over the surface of the affected brain showed significant improvement in brain function. The volume of rat brain damaged by the stroke was reduced by 30% with NeurotrophinCell treatment.

Fac8Cell
Successful implantation in mice

In the past year, the Fac8Cell team has advanced the isolation, culture and transplantation of pig liver cells. Liver cells from neonatal piglets were placed in Theracyte® and implanted in the abdomen of healthy mice and left there for 8 weeks. There was no evidence of immune rejection despite the absence of any toxic drugs that are routinely used to suppress immune rejection of a transplant.

After 8 weeks, the liver cells were still alive and able to take up the dye, indocyanin green, demonstrating that these cells function as liver cells that can remove chemicals from its micro-environment.

More importantly the transplanted liver cells secrete the clotting factor, factor VIII. This successful transplantation of pig liver cells into mice allowed LCT to move to the next stage of transplanting Fac8Cell into mice suffering from the bleeding disorder, haemophilia.

DiabeCell
Successful implantation in primates.

At the international transplantation meeting in Vienna in September 2004, LCT scientists reported the successful transplantation of insulin-producing DiabeCell in mice and in non-human primates.

LCT's immunoprotective DiabeCell technology has advanced further. LCT is able to microencapsulate the islets in alginate. At the same time LCT's R&D programme has placed the islets into a device (Theracyte®) which is permeable to glucose and insulin but not immune cells. LCT scientists have successfully reversed disease in the non-obese diabetic (NOD) mice by transplanting alginate-encapsulated islets or transplanting islets in Theracyte®.

In the past year LCT demonstrated successful transplantation of the alginate encapsulated islets into two healthy non-human primates (cynomolgous monkeys). Islets in Theracyte® that were placed under the skin of two healthy primates were also not rejected.

These are the first studies to confirm that the immune system of primates, not just small laboratory animals, do not reject DiabeCell in vivo for 8 weeks.
This success has allowed LCT to proceed to transplanting DiabeCell into diabetic non-human primates as a prelude to human trials.

The study in diabetic primates is well advanced and the first stage is expected to be completed in early 2005.

Your directors submit their report for the period beginning 17 March, 2003 and ending 30 June, 2004.

Directors

The names and details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Michael Yates
Appointed Director 15 April, 2004.
Age and position: 54, Chairman
Formal qualifications: BA(Hons) Leeds University UK
Experience: Mr Mick Yates is a globally experienced CEO, having spent almost 30 years working for multinationals in Europe, the United States and across the Asia Pacific region. Mr Yates is based in the United Kingdom

In his senior management positions with Proctor & Gamble and Johnson & Johnson, Mr Yates was responsible for widespread international teams, profit, sales, marketing, manufacturing and organisation.

Mr Yates is a Director of the Bath Consultancy Group in the UK and a Director of Xcelerator's biotechnology incubator (Sydney, Australia). He is a member of the Board of Trustees of Save the Children (USA), a past member of the Board of Save the Children Korea, and a Chief Advisor to the Save the Children Global Alliance in London.
He brings to LCT valuable experience in corporate strategy and commercial negotiation with pharmaceutical companies.

Simon O'Loughlin
Resigned as Director of Waymouth Resources Ltd 15 January, 2004 and appointed Director of Living Cell Technologies Ltd 12 May, 2004.
Age and position, 47, Non Executive Director.
Formal qualifications: BA(Acc).
Experience: Simon O'Loughlin is a legal practitioner with over 25 years experience as a corporate and commercial solicitor. He has had extensive involvement in the corporate world, especially in relation to the formation, structuring and listing of small to medium sized companies.
Mr O'Loughlin is a director of Hindmarsh Resources Ltd, Petratherm Ltd and Challenge Recruitment Ltd. In recent times he has been a director of Gowit Ltd (now Agincourt Resources Ltd) and Waymouth Resources Ltd. Simon is a past President of the Save the Children Fund (SA Division) and a past Chairman of Taxation Institute of Australia (SA Division)

Mr O'Loughlin's knowledge of Australian Corporate Law and ASX listing rules is critical for his role on the board and its committees.

Robert Elliott
Appointed Director 15 January, 2004.
Age and position: 70, Medical Director.
Formal qualifications: MBBS, MD, FRACP
Experience. Professor Elliott trained as a Paediatrician at Adelaide University. He moved to New Zealand in 1970 to become the Foundation Professor, Department of Paediatrics at the University of Auckland.

Professor Elliott co founded LCT. He is Emeritus Professor of Child Health research, Professor of Paediatrics and a world leader in diabetes and autoimmune related research. Professor Elliott is on the board of the New Zealand Child Health Foundation and the Wings Trust (a NZ trust for the treatment of alcohol and substance abuse). He is also patron of the NZ Cystic Fibrosis Foundation. In 1999 he was awarded a CNZM ie Companion of the New Zealand order of Merit for services to the community.

David Collinson
Appointed Director 15 January, 2004
Age and position: 56, Executive Director and Chief Executive Officer (CEO).
Experience: Mr Collinson is a New Zealand company director who, with Professor Robert Elliott, founded LCT's research and development activity in 1987 when his son became diabetic at the age of two. Mr Collinson has contributed a substantial amount of private capital to the establishment of LCT and has been instrumental in raising further funding for the development and growth of LCT. He has been the driving force behind the international development of the company.

Mr Collinson is a director of J Collinson Ltd. He also founded the New Zealand textile importers institute.

Roger Coats
Appointed Director 15 January, 2004.
Age and position: 42, Director and Chief Operating Officer (COO).
Experience: Mr Coats was educated in Adelaide. He has extensive experience in corporate finance and financial markets. He joined LCT in 2002 specifically to provide the company with expertise in finance and administration, capital raising and capital structuring. Mr Coats previously held senior positions in Europe and Sydney with some of the world's largest financial organisations, including Merrill Lynch, Hambros, ABN AMRO and BNP Paribas.

Mr Coats specialised in capital markets, debt origination and risk management, skills necessary for the management and finances of LCT.

Donald Stephens
Resigned as Director of Waymouth Resources Ltd 15 January, 2004

Peter Cox
Resigned as Director of Waymouth Resources Ltd 15 January, 2004

Company Secretary
Christopher Fennell

Earnings/ (Loss) per share
Basic earnings per share (51.0) cents
Diluted earnings per share (30.5) cents

Dividends
No dividends were paid or declared since the start of the financial year. No recommendation for the payment of a dividend has been made.

Corporate Information

Corporate structure
On 15 January, 2004 Waymouth Resources Limited changed its name to Living Cell Technologies Limited to better reflect its principal activities.

Nature of operations and principal activities
The principal activities during the period beginning 17 March, 2003 and ending 30 June, 2004 of the companies within the economic entity were:
- gold and copper exploration
- the development of cell based medical treatments

The economic entity ceased its activities in mining exploration with the sale of the exploration licence; and changed the company name to Living Cell Technologies Ltd to reflect the commencement of medical research and development activities.

The purchase of Living Cell Products Pty Ltd progressed the company from a New Zealand based scientific research company to an international medical research and development company. The company now has three distinct operating divisions:

The research and production division is located in Auckland. This unit is now headed by Dr Paul Tan who has extensive international experience in operating research facilities, conducting clinical studies and managing intellectual property portfolios.

The product development division is located in Rhode Island, USA, headed by Alfred Vasconcellos whose experience with CytoTherapeutics, Pfizer and Sartoli is well suited to leading the company through the regulatory pathways of the FDA and negotiations with major pharmaceutical companies. The design of the last stages of pre-clinical trials is critical to gaining acceptance from the regulatory authorities.

Adelaide is the head office focusing on investor relations, capital raising and corporate governance.

Employees
The economic entity employed 28 employees as at 30 June, 2004 (2003: NIL employees).

Review and Results of Operations

Group Overview
The business of Living Cell Technologies Ltd began in 1987 in a quest for a treatment for Type 1 diabetes that would not only minimize or replace daily injections of insulin but would also avoid the long term complications created by the disease. The past 17 years have seen substantial progress in the research and development program and pre-clinical testing conducted by companies associated with the Directors. It is the view of the Board of Directors that the company is now poised to make significant progress towards the commercialisation of the company's products.

Significant Changes in the State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

On 21 October, 2002 Waymouth Resources Limited listed on the Newcastle Stock Exchange Limited.

On 16 April, 2004 the company issued a note to Taycol Nominees Pty Ltd in consideration for $150,000, convertible into 750,000 ordinary shares.

On 14 May, 2004 the principal entity launched a prospectus to raise up to $6,825 million through the sale of 34,125,000 ordinary shares through a rights issue and general issue.

The offering closed on 24 August, 2004 having raised a total of $6.36 million and provided the increase in the number of shareholders required to list on the Australian Stock Exchange (ASX).

Changes in controlled entities and divisions:

On 15 October, 2003 Waymouth Resources Limited acquired 13.9% of the ordinary shares of Living Cell Technologies Pty Ltd for $1.13 million.

On 15 January, 2004 Waymouth Resources Limited acquired the remaining 86.1% of the ordinary shares of Living Cell Technologies Pty Ltd.

On 15 January, 2004 the directors of Waymouth Resources Limited resigned and the directors of Living Cell Products Pty Ltd were appointed.

On 15 January, 2004 Waymouth Resources Limited changed its name to Living Cell Technologies Limited to better reflect its principal activities.

Operating Results for the Year
Summarised operating results are as follows:

	2004 Revenues $	2004 Results $
Business segment		
Research and development and product development	101,472	(10,307,766)
Consolidated entity revenue and profit/(loss) from ordinary activities before income tax expense	101,472	(10,307,766)
Geographic segments		
New Zealand	798,799	(162,437)
USA	270,142	(1,321)
Australia	100,619	(1,993,917)
	1,169,560	(2,157,675)
Consolidated entity adjustments	(1,068,088)	(8,150,091)
Consolidated entity revenue and operating profit/(loss)	101,472	(10,307,766)

The major component of the consolidated loss of $10,307,766 is the $8,150,091 write off of goodwill on consolidation.
This write off is a once off charge to the profit and loss account which is not expected to occur again in future years.

Shareholder Returns

	2004
Basic earning/(loss) per share (cents)	(51.0)

Scientific publications and presentations during the financial year

September 2003	The microbiological safety of pig islet xenotransplantation in humans.	Published abstract from poster presentation at 29th Annual Meeting of the International Society for Paediatric and Adolescent Diabetes (ISPAD).
February 2004	Monitoring for potentially xenozoonotic viruses in New Zealand pigs.	Published in the Journal of Medical Virology.
March 2004	Neonatal pig liver cell preparation and xenotransplantation.	Presented at the 22nd Annual Scientific Meeting of the Transplantation Society of Australia and New Zealand.
March 2004	Monitoring of potentially various viruses in swine to human xenotransplantation.	Presented at the 22nd Annual Scientific Meeting of the Transplantation Society of Australia and New Zealand.
March 2004	An immunohistochemical study on the neonatal pig pancreatic cells in a long term culture	Presented at the 22nd Annual Scientific Meeting of the Transplantation Society of Australia and New Zealand.
May, 2004	Intracerebral transplants of choroids plexus provide structural and functional neuroprotection in a rodent model of stroke.	Presented at the 11th annual meeting of the American Society for Neural Transplantation and Repair.
June 2004	CNS grafts of rat chloroid plexus protect against cerebral ischemia	Published in NeuroReport.

Patent Applications filed during the financial year

Patent	Patent App No	Country	Filing Date	Status
Preparation and Xenotransplantation of Porcine Islets	US 10/398, 744 National Phase Entry of PCT/NZ01/00228	USA	15/04/03	Published 22/01/04
Hepatocyte Transplantation	NZ 527108, 527606, 527699	NZ	18/07/04, 13/02/04 19/02/04	Provisional
Methods for Culturing Cells and Uses thereof	NZ 532057	NZ	30/03/04	Provisional
Liver Cell Transplantation	NZ 532058	NZ	30/03/04	Provisional
Production of Secreted Factors and Uses thereof	NZ 532059	NZ	30/03/04	Provisional
Xenotransplantation for CNS therapy	US 09/959, 580 WO 00/66188	USA	28/02/04	Under Examination
Preparation for Biotransplantation and Xenotransplantation and Uses thereof	NZ 530670	NZ	15/01/04	Provisional
Preparation for Biotransplantation and Xenotransplantation and Uses thereof	TBA	USA	15/01/04	Provisional
Methods of Treatment and Delivery Modes	NZ 531240	NZ	19/02/04	Provisional
Methods of Treatment and Delivery Modes	PCT/NZ02/00235	USA, Singapore, Europe, Australia	07/05/04	National Phase Entry Filed

Significant Events After the Balance Date

On 1 September, 2004 the company obtained listing on the Australian Stock Exchange Ltd (ASX).

As at 1 September, 2004 the company had raised the following capital through a rights and general issue and private placement:

> Rights and general issue 25,716,581 ordinary shares were issued for $5,143,316.
> Private placement 1,500,000 ordinary shares were issued for $300,000. (This is in addition to approximately $916,000 raised prior to 30 June, 2004 under the same capital raising.)

Likely Developments and Expected Results

The economic entity expects to maintain the present status and level of operations in the research, development and commercialisation of its 3 product lines. The Directors expect that research and development losses will continue to be made for the year ended 30 June, 2005.

Environmental Regulation and Performance

The company's operations are not regulated by any significant environmental regulation under a law of the Commonwealth or of a State or Territory.

Share Options

As at 30 June, 2004 the company had issued 13,536,150 options over ordinary shares. All options have no vesting period. Of the total, 12,536,150 have an exercise price of $0.21 and expire on 30 June, 2010 and 1,000,000 have an exercise price of $0.22 and expire on 30 June, 2008.

Indemnification and Insurance of Directors and Officers

During or since the end of the financial year the company has not given an indemnity or entered into an agreement to indemnity any of the officers or auditors of the company.

Directors' and Other Officers' Emoluments

Details of the nature and amount of each element of the emolument of each *director of the company and the two* executive officers of the company are detailed in Note 25.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Directors' Meetings

The numbers of meetings of directors held during the period and the number of meetings attended by each director were as follows:

Number of meetings held	7
Number of meetings attended	
Michael Yates (eligible to attend 2)	2
Simon O'Loughlin (eligible to attend 2)	2
Robert Elliott (eligible to attend 6)	5
David Collinson (eligible to attend 6)	6
Roger Coats (eligible to attend 6)	6
Donald Stephens (eligible to attend 1)	1
Peter Cox (eligible to attend 1)	1

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Living Cell Technologies Ltd support and have *adhered to the principles of corporate* governance. The company's corporate governance statement is contained in the following section of this annual report.

Signed in accordance with a resolution of the directors.

Michael Yates
Chairman

Adelaide, 6 September 2004

The company was admitted to the Australian Stock Exchange (ASX) on 1 September, 2004 and it is proposed that all of the best practice recommendations of the ASX Corporate Governance Council will be implemented during the financial year ended 30 June, 2005.

Implementation of the Corporate Governance Policy is in progress and the current status is summarised below:

Board Composition

The skills, experience and expertise relevant to the position of each director who is in office at any time during the period ended 30th June, 2004 and up to the date of the annual report and their term of office are detailed in the directors' report.

The names of the independent directors of the company are Michael Yates (effective from 15 April, 2004) and Simon O'Loughlin (effective from 12 May, 2004).

Independent directors have the right to seek independent professional advice in the furtherance of their duties as directors at the company's expense. Written approval must be obtained from the chairman prior to incurring any expense on behalf of the company.

Securities Trading Policy

The company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit Committee

An Audit Committee will be formed and will be responsible for:

- overseeing and appraising the quality of the external audit and the internal control procedures, especially in the following areas:
  - financial reporting and practices;
  - business ethics, policies and practices;
  - accounting policies, and management and internal controls;
- providing, through regular meetings, a forum for communication between the board, senior financial management staff involved in internal control procedures and the external auditors; and
- enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.

The Audit Committee will comprise a minimum of one independent director who will chair the meetings. The Chief Operating Officer (COO) and the Accountant will initially be invited to the meetings but will not be members of the committee.

The Audit Committee will meet independently of all employees of the company and with the external auditors at least once a year.

Remuneration Committee

A Remuneration Committee will be formed to:

- set policies for senior officers' remuneration;
- set policies for directors' remuneration;
- make specific recommendations to the board on remuneration of directors and senior officers,
- set the terms and conditions of employment of a Chief Executive Officer (CEO);
- undertake a detailed review of the CEO's performance, at least annually, including setting, with the CEO, goals for the coming year and reviewing progress in achieving these goals; and
- approve the recommendations of the CEO on the remuneration of all line managers.

It is intended that the Remuneration Committee will comprise two independent directors. It is intended that the Remuneration Committee will not contain any executive directors.

Compliance Committee

A Compliance Committee will be formed and will be responsible for:

- setting, reviewing and ratifying corporate compliance policies;
- overseeing the implementation of a corporate compliance system including but not limited to:
  - liquidity;
  - financial and secretarial,
  - tax returns,
  - licences and permits,
  - safety,
  - environment;
  - industrial relations, including employment contracts;
  - quality assurance, including good manufacturing practice;
  - trade practices;
  - privacy;
  - insurance;
  - risk management; and
  - equal opportunity and anti discrimination,
- referring to the board, if necessary, any substantial matters arising from compliance reviews.

It is intended that the Compliance Committee will comprise of at least one independent director. On their appointment, the CEO will be a member of the committee and will act as chairman. Additionally, the company secretary will be a member of the committee.

Nomination Committee

A Nomination Committee will be formed to:

- devise criteria for board membership;
- identify specific candidates with skills for nomination;
- provide advice on corporate governance;
- make recommendations to the board for new directors and membership of corporate governance committees,
- assist the chairperson in advising directors about their performance and possible retirement; and
- monitor management succession plans, including the CEO and line management.

The Nomination Committee will be chaired by the chairman of the board. The CEO will not be a member of the Nomination Committee.

Scientific Committee

The Scientific Committee has been formed and is responsible for review and reporting to the Board of:

- Scientific developments and improvements;
- Regulatory matters associated with the science;
- Feasibility of commercialisation and research of existing and new products; and
- Patents and other intellectual property developments.

The Scientific Committee is chaired by an independent adviser to the Board. The CEO will not be a member of the Scientific Committee.





Financial Statements
for the period beginning
17 March, 2003 and
ending 30 June, 2004

Contents

Statement of Financial Perfomance

Period beginning 17 March 2003 and ended 30 June 2004

	Notes	Economic Entity 2004 $	Parent Company 2004 $
Revenue from ordinary activities	2	101,472	23,209
Depreciation and amortisation expense	3	(53,870)	-
Borrowing costs expense	3	(23,015)	(23,015)
Salaries and employee benefits expense		(917,360)	(59,784)
Other expenses from ordinary activities		(9,414,993)	(9,720,182)
Profit (Loss) from ordinary activities before income tax expense		**(10,307,766)**	**(9,779,772)**
Profit (Loss) from ordinary activities after income tax expense		(10,307,766)	(9,779,772)
Net profit (loss)		(10,307,766)	(9,779,772)
Net profit (loss) attributable to members of the parent entity	13	**(10,307,766)**	**(9,779,772)**
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		(10,307,766)	(9,779,772)
Basic earnings per share (cents per share)	23	(51.0)	-
Diluted earnings per share (cents per share)	23	(30.5)	

The Statement of Financial Performance is to be read in conjunction with the Notes to the Financial Statements.

Statement of Financial Position

As at 30 June 2004

	Notes	Economic Entity 2004 $	Parent Company 2004 $
Current assets			
Cash assets		485,730	-
Receivables	5	114,864	10,125
Inventories	6	30,073	-
Other	7	298	15
Total current assets		**630,965**	**10,140**
Non current assets			
Receivables	8	-	975,005
Property, plant and equipment	11	678,483	-
Total non current assets		**678,483**	**975,005**
Total assets		**1,309,448**	**985,145**
Current liabilities			
Payables	13	1,556,463	736,301
Interest bearing liabilities	14	832,873	830,129
Provisions	15	23,284	-
Total current liabilities		**2,412,620**	**1,566,430**
Non current liabilities			
Interest bearing liabilities	16	222,243	216,136
Total non current liabilities		**222,243**	**216,136**
Total liabilities		**2,634,863**	**1,782,566**
Net assets/(deficiency)		**(1,325,415)**	**(797,421)**
Equity			
Parent entity interest			
> Contributed equity	17	8,982,351	8,982,351
> Retained profits/(Accumulated losses)	18	(10,307,766)	(9,779,772)
Total parent entity interest in equity		(1,325,415)	(797,421)
Total equity/(deficiency)		**(1,325,415)**	**(797,421)**

The Statement of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

Statement of Cash Flows

Period beginning 17 March 2003 and ended 30 June 2004

	Notes	Economic Entity 2004 $	Parent Company 2004 $
Cash flows from operating activities			
Receipts from customers		9,814	1,181
Payments to suppliers and employees		(1,287,560)	(51,804)
Interest received		28,758	21,186
Borrowing costs		(23,015)	(23,015)
Net cash flows from/(used in) operating activities	19(a)	**(1,272,003)**	**(52,512)**
Cash flows from investing activities			
Purchase of property, plant and equipment		(735,602)	-
Purchase of shares/acquisition of subsidiary		(1,273,435)	(1,133,001)
Advances to employees		(632)	-
Advances to related parties and subsidiaries		-	(2,485,401)
Repayment of advances to related parties		(64,487)	-
Purchase of controlled entity	19(c)	152,024	-
Net cash flows from/(used in) investing activities		**(1,922,032)**	**(3,618,402)**
Cash flows from Financing activities			
Proceeds from issues of ordinary shares		2,598,417	2,598,417
Payment of share issue costs		(644,746)	(644,746)
Proceeds from borrowings - other		1,726,094	1,717,243
Net cash flows from/(used in) financing activities		**3,679,765**	**3,670,914**
Net increase/(decrease) in cash held		**485,730**	-
Closing cash carried forward	19(b)	**485,730**	-

The Statement of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

1. Summary of significant accounting policies

(a) Basis of accounting
The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies and accounting period
The accounting policies adopted have been adopted for the first time as these are the first financial statements prepared since incorporation of the company on 17 March, 2003. Consequently, the financial statements reflect the results of the operations of the Economic Entity for the period beginning 17 March, 2003 and ending 30 June, 2004.

(c) Principles of consolidation
The consolidated financial statements are those of the consolidated entity, comprising Living Cell Technologies Ltd (the parent entity) and all entities which Living Cell Technologies Ltd controlled during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtained control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company had control.

Subsidiary acquisitions are accounted for using the purchase method of accounting. The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies
Translation of foreign currency transactions
Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations
All overseas operations are deemed integrated as each is financially and operationally dependent on Living Cell Technologies Ltd. The financial reports of overseas operations are translated using the temporal rate method and any exchange differences are recognised as revenues or expenses in net profit or loss.

(e) Cash and cash equivalents
Cash on hand and in banks and short term deposits are stated at nominal value. For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Receivables
Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

(g) Investments
Non current investments are carried at the lower of cost and recoverable amount. The carrying amount of non current investments is reviewed annually by directors to ensure that it is not in excess of the recoverable amount of these investments.

(h) Inventories
Inventories consist of materials used in laboratory testing and are valued at the lower of cost or net realisable value.

(i) Recoverable Amount
Non current assets measured using the cost basis are not carried at an amount above their recoverable amount and where a carrying value exceeds the recoverable amount, the asset is written down.

(j) Property, plant and equipment
Cost and valuation
All classes of property, plant and equipment are measured at cost.

Depreciation
Depreciation is provided on a diminishing value basis on all property, plant and equipment.

	2004
Leasehold improvements	9.5%
Plant and equipment	15%–31%
Motor vehicles	26%
Furniture and fittings	9%–26%
Office equipment	11%–48%

(k) Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(l) Intangibles
Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity.

Goodwill arising on the purchase of the LCT Products Group has been charged to profit/(loss) from ordinary activities before income tax.

(m) Payables
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(n) Interest bearing liabilities
All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(o) Provisions
Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(p) Contributed equity
Issued and paid up capital is recognised at the fair value of the consideration received by the company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

(r) Taxes

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable, and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(s) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non monetary benefits, annual leave, long service leave, and other leave benefits

are charged against profits on a net basis in their respective categories.

(t) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;
- divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(u) Research and development costs

Currently, research and development costs are charged to profit/(loss) from ordinary activities before income tax as incurred as reasonable doubt exists that sufficient future benefits will be derived so as to recover the costs.

2. Revenue from Ordinary Activities

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Revenues from operating activities			
Revenue from sale of goods		791	-
Revenues from non operating activities			
Interest			
> Other persons/corporations		28,758	21,186
Total interest		28,758	21,186
Other income		71,923	2,023
Total revenues from non operating activities		100,681	23,209
Total revenues from ordinary activities		101,472	23,209

3. Expenses and Losses/(Gains)

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
(A) Expenses			
Depreciation of non current assets			
> Plant and equipment		20,972	-
> Leasehold improvements		18,391	-
> Motor vehicles		535	-
> Office furniture and equipment		10,343	-
> Furniture, fixtures and fittings		2,829	-
Total depreciation of non current assets		53,870	-
Borrowing costs expensed			
> Interest expense		23,015	23,015
Total borrowing costs		23,015	23,015
Decrement in value of non current assets consists of the following:		8,196,225	9,672,076
(i) Goodwill on Consolidation Written Off (refer 3 (a))		8,150,091	-
(ii) Provision for Diminution in Value of Loans (refer 3 (b))			
> Subsidiary companies		-	1,510,395
> Director related entities		46,134	-
(iii) Provision for Diminution in Value of Investment			
> Subsidiary Company (refer 3 (c))		-	8,161,681
Total decrement in value of non current assets		8,196,225	9,672,076

(a) Goodwill on Consolidation Written Off represents the net cost of intangible assets comprised in the acquisition of Living Cell Products Pty Ltd (formerly Living Cell Technologies Pty Ltd) on 15 January, 2004. The intangible assets represented accumulated research, development and product development costs incurred by Diatranz Ltd prior to the acquisition of the business by Living Cell Products Pty Ltd on 17 October, 2003 and subsequent costs incurred to 15 January, 2004.

(b) Provision for Diminution in Value of Loans represents funds advanced to subsidiary/associated companies for research, development and product development for the period 16 January, 2004 to 30 June, 2004 and at period end not represented by tangible assets.

(c) Provision for Diminution in Value of Investments - Subsidiary Company represents the intangible assets included in Living Cell Products Pty Ltd on acquisition on 15 January, 2004 as referred to in (a) above.

(B) Losses/(gains)			
Net loss/(gain) on disposal of property, plant and equipment		3,149	-
Net foreign currency (gains)/losses		16,537	-

4. Income Tax

The prima facie tax/(benefit), using tax rates applicable in the country of operation, on profit/(loss) and extraordinary items differs from the income tax/(benefit) provided in the financial statements as follows:

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Prima facie tax/(benefit) on profit/(loss) from ordinary activities		(3,092,330)	(2,933,932)
Tax effect of permanent differences			
> Non deductible research and development expenditure		651,539	-
> Deductible capital expenditure		(38,879)	(36,870)
> Unrealised foreign exchange gains		7,272	-
> Write downs to recoverable amounts		2,458,868	2,901,021
> *Other items (net)*		9,367	-
Income tax expense/(benefit) attributable to ordinary activities		(4,163)	(71,188)
Income tax losses			
Future income tax benefit arising from tax losses of a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain		4,163	71,188

This future income tax benefit will only be obtained if:
(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(b) the conditions for deductibility imposed by tax legislation continue to be complied with, and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

5. Receivables (Current)

	Notes	Economic Entity	Parent Company
Trade debtors	5(b)	2,482	-
Sundry debtors	5(b)	4,242	-
Goods and Services Tax receivable		89,156	10,125
Loans to director related entity	26	18,353	-
Other receivables	5(b)	631	-
		114,864	10,125

(a) Total related party receivables			
Director related entities			
> Pancell Ltd	26	18,353	-
		18,353	-

(b) Terms and conditions
(i) Trade debtors are non interest bearing and generally on 30 day terms.
(ii) Sundry debtors and other receivables are non interest bearing and have repayment terms between 30 and 90 days.

6. Inventories (Current)

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Raw materials and stores			
> Stores		30,073	-
Total inventories at lower of cost and net realisable value		30,073	-

7. Other Current Assets

Prepayments		283	-
Other current assets		15	15
		298	15

8. Receivable (Non Current)

Loans to director related entity - Pancell Ltd	26	46,134	-
Provision for diminution		(46,134)	-
Related party receivables			
Wholly-owned group			
> controlled entities	26	-	2,485,401
> provision for diminution	26	-	(1,510,396)
		-	975,005

9. Other Financial Assets (Non Current)

Investments at cost comprise:			
Shares			
> Controlled entities unlisted	10	-	8,161,681
> Provision for diminution in value of investment	3(c)	-	(8,161,681)
		-	-

10. Interest in Subsidiaries

Name	Country of incorporation	Percentage of equity interest held by the consolidated entity 2004 %	Interest 2004 $
Living Cell Products Pty Ltd	Australia	100	8,161,681
LCT Australia Pty Ltd	Australia	100	-
Diatranz New Zealand Ltd	New Zealand	100	-
LCT BioPharma Inc.	USA	100	-
FacBCell Pty Ltd	Australia	100	-
DiaBCell Pty Ltd	Australia	100	-
NeurotrophinCell Pty Ltd	Australia	100	-
			8,161,681

11. Property, Plant and Equipment

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Property			
Leasehold improvements			
At cost		416,393	-
Accumulated amortisation		(29,843)	-
	11(a)	388,550	-
Total property		388,550	-
Plant and Equipment			
Plant and machinery			
At cost		238,104	-
Accumulated depreciation		(32,856)	-
	11(a)	205,248	-
Motor vehicles			
At cost		6,140	-
Accumulated depreciation		(1,065)	-
	11(a)	5,075	-
Office equipment			
At cost		63,371	-
Accumulated depreciation		(9,277)	-
	11(a)	54,094	-
Furniture, fixtures and fittings			
At cost		28,569	-
Accumulated depreciation		(3,053)	-
	11(a)	25,516	-
Total plant and equipment		289,933	-
Total property, plant and equipment			
Cost		754,577	-
Accumulated depreciation and amortisation		(76,094)	-
Total written down amount		678,483	-

11. Property, Plant and Equipment continued

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
(a) Reconciliations			
Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.			
Property			
Leasehold Improvements			
Additions		174	-
Additions through acquisition of entities/operations		406,767	-
Amortisation expense		(18,391)	-
		388,550	-
Plant and Equipment			
Plant and machinery			
Additions		5,699	-
Disposals		(1,014)	-
Additions through acquisition of entities / operations		221,535	-
Depreciation expense		(20,972)	-
		205,248	-
Motor vehicles			
Additions through acquisition of entities/operations		5,910	-
Depreciation expense		(835)	-
		5,075	-
Office equipment			
Additions		35,461	-
Disposals		(2,610)	-
Additions through acquisition of entities/operations		32,086	-
Depreciation expense		(10,843)	-
		54,094	-
Furniture, fixtures and fittings			
Additions		2,404	-
Additions through acquisition of entities / operations		25,941	-
Depreciation expense		(2,829)	-
		25,516	-

12. Deferred Tax Assets

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Future income tax benefit			
Future income tax benefits not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1 (g) occur			
> timing differences		7,684	-
> tax losses		332,442	71,188
		340,126	71,188

13. Payables (Current)

Trade creditors		644,318	65,323
Other creditors		198,116	-
Convertible notes	13(a)	670,978	670,978
Goods and services tax		43,051	-
		1,556,463	736,301

(a) Terms and conditions relating to the above financial instruments:

(i) A convertible note of $529,535 which is interest free and held by the David Collinson Family Trust of which David Collinson is a trustee. David Collinson is a director of Living Cell Technologies Ltd. The convertible note is repayable within 45 days after a notice of demand is made. The holder can convert the outstanding amount at any time to ordinary shares at a rate of $0.20.

(ii) A convertible note of $141,443 which is interest free and held by Michael Yates and Ingrid Yates. Michael Yates is a director of the company. The convertible note is repayable within 45 days after a notice of demand is made. The holder can convert the outstanding amount at any time to ordinary shares at a rate of $0.20.

14. Interest Bearing Liabilities (Current)

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Lease liability	20	2,744	-
Unsecured			
> convertible notes	14(a)	830,129	830,129
		832,873	830,129

(a) Terms and conditions relating to the above financial instruments

Convertible notes consist of the following:

(i) 6 B Class convertible notes of $113,354.83 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 and held by the Avery Foundation. Where the company raises capital of $1 million or more from 15 January, 2004, the holder of the convertible notes, has 21 days from the time the company advises of the capital raising to convert the notes to ordinary shares. If the Avery Foundation chooses not to convert the B Class convertible notes to ordinary shares, the company will automatically redeem 1 B Class convertible note for every $1million raised.

(ii) 1 D Class convertible note of $150,000 with an interest rate of 11% per annum held by Taycol Nominees Pty Ltd with an automatic conversion when the company raises $2.5 million capital. If the notes are converted automatically to ordinary shares, the rate of conversion will be the same as that paid by investors in raising the $2.5 million capital. The notes can be converted by Taycol Nominees Pty Ltd prior to the automatic conversion date at a rate being the lower of $0.20 and the last capital raising undertaken by the company.

15. Provisions (Current)

Employee benefits	21	23,284	-

16. Interest Bearing Liabilities (Non Current)

Lease liability	26	6,107	-
Unsecured			
> convertible notes	16(a)	216,136	216,136
		222,243	216,136

(a) Terms and conditions relating to the above financial instruments

(i) 1 C Class convertible note of $216,136 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 held by the Avery Foundation. The holder of the notes can convert the notes to ordinary shares before the earlier of 5 business days after the company raises $8 million or 15 July, 2005. If the holder has not converted the convertible notes to ordinary shares within the above time frames, the convertible notes will be redeemed.

17. Contributed Equity

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
(a) Issued and paid up capital			
Ordinary shares fully paid		8,982,351	8,982,351
		8,982,351	8,982,351

(b) Movements in shares on issue	Number of shares 2004	$
Issued during the year		
> private share issues and issues to contractors	1,429,566	176,417
> public equity raising	12,100,000	2,420,000
> purchase of Living Cell Products Pty Ltd	35,143,402	7,028,680
Transaction costs in capital raising	-	(644,746)
End of the financial year	48,672,968	8,982,251

18. Reserves and Retained Profits

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Retained profits/(accumulated losses)	18(a)	(10,307,766)	(9,779,772)
(a) Retained profits/(accumulated losses)			
Net profit/(loss) attributable to members of the economic entity		(10,307,766)	(9,779,772)
Balance at end of year		(10,307,766)	(9,779,772)

19. Statement of Cash Flows

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
(a) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations			
Net profit/(loss)		(10,307,766)	(9,779,772)
Non Cash Items			
Depreciation of non current assets		53,870	-
Decrement in value of non current assets	3(a)	8,196,225	9,672,076
Net (profit)/loss on disposal of property, plant and equipment		3,149	-
Net foreign currency (gains)/losses		16,537	-
Changes in assets and liabilities			
(Increase)/decrease in trade and other receivables		(95,895)	(10,140)
(Increase)/decrease in inventory		(30,073)	-
(Increase)/decrease in prepayments		(283)	-
(Decrease)/increase in trade and other creditors		825,897	65,324
(Decrease)/increase in goods and services tax payable		43,051	-
(Decrease)/increase in employee entitlements		23,285	-
Net cash flow from operating activities		(1,272,003)	(52,512)

(b) Reconciliation of cash			
Cash balance comprises:			
> cash at bank		485,730	-
Closing cash balance		**485,730**	-

19. Statement of Cash Flows continued

(c) Acquisition of Controlled Entity	$
Consideration	
> shares issued	7,028,680
> cash paid	1,133,001
	8,161,681
Net Assets of Living Cell Products Pty Ltd (formerly Diatranz Australia Pty Ltd) at 15 January, 2004:	
> cash	1,285,025
> trade debtors	373,895
> inventories	11,835
> property, plant and equipment	691,270
	2,362,025
>employee provision, creditors and loans	(2,350,435)
> fair value of net tangible assets	11,590
> goodwill arising on acquisition	8,150,091
	8,161,681
Net cash effect	
Cash consideration paid	(1,133,001)
Cash included in net assets acquired	1,285,025
Cash paid for purchase of controlled entity as reflected in the consolidated statement of cash flows	152,024

(d) Disposal of Controlled Entity

There were no disposals in the 2004 financial year.

20. Expenditure Commitments

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
(a) Lease expenditure commitments			
(i) Operating leases (non cancellable).			
Minimum lease payments	20(b)		
> not later than one year		37,717	-
> later than one year and not later than five years		43,978	-
> later than five years		4,581	-
> aggregate lease expenditure contracted for at reporting date		86,276	-
(ii) Finance leases:			
> not later than one year		4,432	-
> later than one year and not later than five years		6,107	-
> total minimum lease payments		10,639	-
> future finance charges		(1,688)	-
> lease liability		8,851	-
> current liability		2,744	-
> non current liability		6,107	-
		8,851	-
Total lease liability accrued for:			
Current			
> finance leases		2,744	-
		2,744	-
Non Current			
> finance leases		6,107	-
		6,107	-
		8,851	-

Notes

(b) The office lease in Papatoetoe, New Zealand, is a non cancellable lease with a 2 year term and rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years. The laboratory lease is a non cancellable lease with a 6 year term and a right of renewal for a further 6 year term, with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

21. Employee Benefits and Superannuation Commitments

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Employee Benefits			
The aggregate employee benefit liability is comprised of:			
Accrued wages, salaries and on costs		188,455	-
Provisions (current)		23,284	-
		191,739	-

Employee Options Granted

	Note	Number of options	Weighted average exercise price
Information with respect to the number of options granted to 13 employees is as follows:			
> granted	21(a)	552,500	0.21
Balance at end of year		552,500	0.21

(a) Options granted during the reporting period

The following table summarises information about options granted by Living Cell Technologies Ltd to employees during the period

Grant date	15 January 2004
Vesting date	15 January 2004
Expiry Date	30 June 2010
Weighted average exercise price	$0.21

22. Subsequent Events

(a) 2004

After balance date, the parent entity completed equity raising totalling $5,143,316 through private placements, shareholder rights issue and the general issue of securities. As a result, the group's total equity has changed from $(1,325,415) at 30 June, 2004 to an estimated balance of $3,858,001 after completion of the equity raising as at 31 August, 2004.

The financial effect of the above event has not been recognised in the Statement of Financial Position as at 30 June, 2004.

23. Earnings per Share

	Economic Entity 2004 $
The following reflects the income and share data used in the calculations of basic and diluted earnings per share.	
Net profit/(loss)	(10,307,760)
Earnings/(loss) used in calculating basic and diluted earnings/(loss) per share	(10,307,760)

	Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	20,211,731
Effect of dilutive securities:	
Share options	13,536,150
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	33,747,881

24. Auditors' Remuneration

30 June 2004	Notes	Economic Entity 2004 $	Parent Company 2004 $
Amounts received or due and receivable by PFF for:			
> an audit or review of the financial report of the entity and any other entity in the consolidated entity		23,095	2,500
		23,095	2,500

25. Director and Executive Disclosures

(a) Details of Directors and Specified Executives

(i) Directors

Michael Yates, Simon O'Loughlin, Robert Elliott, David Collinson, Roger Coats.

(Donald Stephens, Peter Cox - resigned 15 January, 2004)

(ii) Specified executives

Alfred Vasconcelles, Paul Tan

(b) Remuneration of Directors and Specified Executives

(i) Remuneration of Directors and Specified Executives

	Primary				Post Employment	Equity	Other	Total
	Salary & Fees	Cash Bonus	Non Monetary Benefits	Super-annuation	Retirement Benefits	Options	Bonuses	
Directors								
Michael Yates - 2004	12,493	-	-	-	-	-	-	12,493
Simon O'Loughlin - 2004	6,041	-	-	-	-	-	-	6,041
Robert Elliott - 2004	77,602	-	-	-	-	-	-	77,602
David Collinson - 2004	77,602	-	-	-	-	-	-	77,602
Roger Coats - 2004	77,917	-	-	7,013	-	-	-	84,930
Donald Stephens - 2004	-	-	-	-	-	-	-	-
Peter Cox - 2004	-	-	-	-	-	-	-	-
Total Remuneration - Directors								
2004	251,655	-	-	7,013	-	-	-	258,668
Specified Executives								
Alfred Vasconcellos - 2004	113,283	-	-	-	-	-	-	113,283
Paul Tan - 2004	43,682	-	-	-	-	-	-	43,682
Total Remuneration - Specified Executives								
2004	156,965	-	-	-	-	-	-	156,965

(c) Remuneration options: Granted and vested during the period

There were no remuneration options granted to directors or specified executives during the period 17 March, 2003 to 30 June, 2004.

25. Director and Executive Disclosures continued

(d) Option holdings of directors and specified executives

	Balance at beginning of period 17 March 2003	Granted as Remuneration	Options Exercised	Net Change Other (i)	Balance at end of period 30 June 2004	Total	Not Exercisable	Vested at 30 June 2004 Exercisable
Directors								
Michael Yates	-	-	-	-	-	-	-	-
Simon O'Loughlin	-	-	-	-	-	-	-	-
Robert Elliott	-	-	-	2,123,300	2,123,300	2,123,300	-	2,123,300
David Collinson	-	-	-	2,123,300	2,123,300	2,123,300	-	2,123,300
Roger Coats	-	-	-	1,498,720	1,498,720	1,498,720	-	1,498,720
Specified Executives								
Alfred Vasconcellos	-	-	-	-	-	-	-	-
Paul Tan	-	-	-	-	-	-	-	-
Total	-	-	-	5,745,320	5,745,320	5,745,320	-	5,745,320

(i) The Directors' holdings of options in Living Cell Products Pty Ltd (formerly Diatranz Australia Pty Ltd) were exchanged for options in Living Cell Technologies Ltd (formerly Waymouth Resources Ltd) pursuant to an offer made by Living Cell Technologies Ltd to Living Cell Products Pty Ltd and approved by members of Living Cell Technologies Ltd on 12 January, 2004. All Director held options expire on 30 June 2010 and have an exercise price of $0.21. The exercise price is of a similar value to the capital raising performed in August, 2004 where the issue price was $0.20 per ordinary share. Consequently, the Directors believe each option has a value of between $0.0? and $0.08 depending on the volatility assumptions used.

25. Director and Executive Disclosures continued

(e) Shareholdings of Directors and Specified Executives

	Balance 17 March 2003 Ord	Received as Remuneration Ord	Options Exercised Ord	Net Change Other (i) Ord	Balance 30 June 2004 Ord
Directors					
Michael Yates	-	-	-		-
Simon O'Loughlin	-	-	-	-	-
Robert Elliott	-	-	-	1,862,638	1,862,638
David Collinson	-	-	-	6,979,981	6,979,981
Roger Coats	-	-	-	169,543	169,543
Donald Stephens	125,000	-	-	-	125,000
Peter Cox	125,000	-	-	-	125,000
Specified Executives					
Alfred Vasconcellos	-	38,344	-	76,687	115,031
Paul Tan	-	-	-	-	-
Total	250,000	38,344	-	9,088,849	9,377,193

(i) The Directors' holdings of ordinary shares in Living Cell Products Pty Ltd (formerly Diatranz Australia Pty Ltd) were exchanged for ordinary shares in Living Cell Technologies Ltd (formerly Weymouth Resources Ltd) pursuant to an offer made by Living Cell Technologies Ltd to Living Cell Products Pty Ltd and approved by members of Living Cell Technologies Ltd on 12 January, 2004.

(f) Loans to directors and specified executives

There have been no loans made to directors or specified executives during the period 17 March, 2003 to 30 June, 2004.

25. Director and Executive Disclosures continued

(g) Other transactions and balances with directors and specified executives

Services

Mr S. O'Loughlin is a partner of O'Loughlins Lawyers which provided legal services to the economic entity. During the period from 17 March, 2003 to 30 June, 2004 services rendered by O'Loughlin Lawyers to the economic entity totalled $35,603 (excluding GST).

Mr D. Stephens is a partner of HLB Mann Judd Stephens (SA) which provided accounting services to the economic entity. During the period from 17 March, 2003 to 30 June, 2004 services rendered by HLB Mann Judd Stephens (SA) to the economic entity totalled $5,361 (excluding GST).

Amounts recognised at the reporting date in relation to other transactions:

	Economic Entity 2004 $
Current liabilities	
Payables - current	670,978
Total liabilities	670,978

Michael Yates ($141,443) and David Collinson ($529,535) are the beneficial holders of convertible notes that are repayable at any time and that can be converted to ordinary shares at a rate of $0.20. There is no interest payable on the liability by the economic entity.

26. Related Party Disclosures

Director related entity transactions
Pancell Ltd, a New Zealand company, whose directors and shareholders are Robert Elliott, David Collinson and Sandy Ferguson, supplies Auckland Island pig cells to the economic entity. The economic entity finances the activities of Pancell Ltd with a monthly payment of NZ$12,000. An option to purchase the assets or shares of Pancell Ltd by the economic entity has been signed with consideration being NZ$300,000 plus GST.

At 30 June, 2004 amounts of $18,053 (current receivable) and $46,134 (non-current receivable) have been loaned to Pancell Ltd from the economic entity. A provision for diminution of $46,134 has been raised against the non-current receivable balance. The loans are interest free unless the option to purchase assets or shares of Pancell Ltd is not taken up and the economic entity demands the return of the funds. In this case, interest will accrue at the National Australia Bank indicating lending rate.

Wholly owned group transactions
Loans
All loan balances between the companies in the group have been eliminated on consolidation. These loans are interest free.

Service Fee
LCT BioPharma Inc. and Diatranz New Zealand Ltd charge Living Cell Products Pty Ltd a service fee based on direct costs incurred and an appropriate mark up. The financial affect of the service fee has been eliminated on consolidation.

Other related party transactions
Services
Mr CR Fennell, Company Secretary, is a partner of Fennell Allen & Co. Chartered Accountants which provides accounting, corporate secretarial, taxation services and office accommodation to the economic entity. Mr Fennell has a beneficial interest in 71,527 shares and 247,690 Class A options acquired in part consideration of services provided. 1,232,500 Class B options were acquired by Mr Fennell from Class B option holders. Services rendered by Fennell Allen & Co. to the economic entity for the period 17 March, 2003 to 30 June, 2004 totalled $172,801 (excluding GST).

27. Segment Information

Segment products and locations
The economic entity operates one business segment of research and development and product development into Living Cell Technologies. Geographically, the majority of the research and development was performed in New Zealand and the balance was performed in the USA. The head office is located in Australia.

27. Segment Information - Primary Segment

Business segments	Segment 1 2004 $	Segment 1 2003 $	Eliminations 2004 $	Eliminations 2003 $	Economic Entity 2004 $	Economic Entity 2003 $
Revenue						
> Sales to customers outside the consolidated entity	791	-	-	-	791	-
> Other revenues from customers outside the consolidated entity	100,681	-	-	-	100,681	-
> Intersegment revenues	-	-	-	-	-	-
> Share of net profit of equity accounted investments	-	-	-	-	-	-
Total segment revenue	101,472	-	-	-	101,472	-
Non segment revenues						
Unallocated revenue					-	-
Total consolidated revenue					101,472	-
Results						
Segment result	(10,307,766)	-	-	-	(10,307,766)	-
Non segment expenses						
Unallocated expenses					-	-
Consolidated entity profit/(loss) from ordinary activities before income tax expense					(10,307,766)	-
Income tax expense/(benefit)					-	-
Consolidated entity profit from ordinary activities after income tax expense/(benefit)					(10,307,766)	-
Extraordinary item					-	-
Net profit/(loss)					(10,307,766)	-
Assets						
Segment assets	1,309,448	-	-	-	1,309,448	-
Total assets					1,309,448	-
Liabilities						
Segment liabilities	2,634,863	-	-	-	2,634,863	-
Total liabilities					2,634,863	-

27. Segment Information - Secondary Segment

Geographic segments	New Zealand		USA		Australia		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$	$	$
Segment revenue	798,799	-	270,142	-	100,619	-	(1,068,088)	-	101,473	-
Segment assets	801,912	-	147,032	-	14,659,064	-	(12,238,580)	-	1,369,448	-
Other segment information:										
Acquisition of property, plant and equipment, intangible assets and other non current assets	732,322	-	-	-	8,165,336	-	(8,161,681)	-	735,977	-

Accounting policies
(1) Segment revenues, expenses, assets and liabilities are those directly attributable to the segments.
(2) Segment revenues, expenses and results include charges between segments. The prices charged on intersegment transactions have been made at arms length transaction rates. Those transactions are eliminated on consolidation.

28. Financial Instruments

28(a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows.

Financial Instruments	Floating interest rate		Fixed interest rate maturing in 1 year or less		Fixed interest rate maturing in 1 to 5 years		Fixed interest rate maturing in more than 5 years		Non-interest bearing		Total carrying amount as per the statement of financial position		Weighted average effective interest rate	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$	$	$	$	$	%	%
(i) Financial assets														
Cash	485,730	-	-	-	-	-	-	-	-	-	485,730	-	4.2	-
Trade and other receivables	-	-	-	-	-	-	-	-	96,511	-	96,511	-	-	-
Receivables - director related entities	-	-	-	-	-	-	-	-	64,487	-	64,487	-	-	-
Total financial assets	485,730	-	-	-	-	-	-	-	160,998	-	646,728	-		
(ii) Financial liabilities														
Trade creditors	-	-	-	-	-	-	-	-	644,318	-	644,318	-	-	-
Other creditors	-	-	-	-	-	-	-	-	241,167	-	241,167	-	-	-
Convertible notes non interest bearing	-	-	-	-	-	-	-	-	670,978	-	670,978	-	-	-
Finance lease liability	-	-	2,744	-	6,107	-	-	-	-	-	8,851	-	15.5	-
Convertible notes	-	-	830,129	-	216,136	-	-	-	-	-	1,046,265	-	6.1	-
Total financial liabilities	-	-	832,873	-	222,243	-	-	-	1,556,463	-	2,611,579	-		

29. Impact of adopting AASB equivalents to IASB standards

Living Cell Technologies Ltd will commence transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company will allocate internal resources and engage expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Living Cell Technologies Ltd will grade impact areas as either high, medium or low. An IFRS steering committee will be established to oversee the progress of each of the project teams and make necessary decisions. As Living Cell Technologies Ltd has a 30 June year end, priority will be given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future and is required when Living Cell Technologies Ltd prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Living Cell Technologies Ltd. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Classification of Financial Instruments

Under AASB 139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables measured at amortised cost, held to maturity measured at amortised cost, held for trading measured at fair value with fair value changes charged to net profit or loss, available for sale measured at fair value with fair value changes taken to equity and non trading liabilities measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on the Statement of Financial Position. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Share based payments

Under AASB 2 Share based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes

Under the Australian equivalent to IAS12 Income Taxes, the company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of asset revaluations were not recognised. It is not expected that there will be any further material impact as a result of adoption of this standard.

30. Company details and Ultimate Parent Entity

Living Cell Technologies Ltd is the ultimate parent entity.

The registered office of the company is:
Living Cell Technologies Ltd
160 Greenhill Road
Parkside, SA, 5063

In accordance with a resolution of the directors of Living Cell Technologies Ltd, I state that:

(1) In the opinion of the directors

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the period beginning 17 March 2003 and ended on 30 June, 2004, and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Group identified in note 10 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of support provided by the parent company.

On behalf of the Board

Michael Yates
Chairman

Adelaide, 6 September, 2004

Independent Audit Report
to the Members of
Living Cell Technologies Ltd

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the directors' declaration for Living Cell Technologies Ltd (the company) and the consolidated entity, for the 30 June, 2004 period from incorporation on 17 March, 2003 and to 30 June, 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance for the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Opinion

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.

Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- Examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- Assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors

PKF

Chartered Accountants
and Business Advisors

A member firm of
PKF International

ABN 95 060 658 273
1st Floor
44 Greenhill Road
Wayville
South Australia 5034
GPO Box 2505
Adelaide SA 5001

DX 221 Adelaide

Tel: 618 8373 2070
Fax: 618 8373 2087
www.pkf.com.au

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures. Our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration of judgment of the appropriateness or reasonableness of the business plans for strategies adopted by the directors and management of the company.

Independence

We are independent of the company.
and have met the independences requirements of Australian professional ethical pronouncements and the Corporations Act 2001. (In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.)

Audit Opinion

In our opinion, the financial report of Living Cell Technologies Ltd is in accordance with:

(a) The Corporations Act 2001, including

(i) Giving a true and fair view of the financial position of Living Cell Technologies Ltd and the consolidated entity at 30 June, 2004 and of their performance for the period from incorporation on 17 March, 2003 to 30 June, 2004.

(ii) Complying with Accounting Standards in Australia and the Corporations Regulations 2001, and

(b) Other mandatory financial reporting requirements in Australia.

PKF
Chartered Accountants

Ian Painter
Partner
Adelaide, 6 September, 2004.

PKF

Chartered Accountants
and Business Advisors

A member firm of
PKF International

ABN 95 060 658 273
1st Floor
44 Greenhill Road
Wayville
South Australia 5034
GPO Box 2505
Adelaide SA 5001

DX 221 Adelaide

Tel: 618 8373 2070
Fax: 618 8373 2087
www.pkf.com.au

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows.
The information is current as at 31 August, 2004.

(a) Distribution of equity securities

The number of shareholders at 31 August, 2004, by size of holding in each class of share are:	Ordinary Shares Number of holders	Ordinary Shares Number of shares
1 - 1,000	17	9,034
1,001 - 5,000	72	192,924
5,001 - 10,000	106	984,729
10,001 - 100,000	427	17,062,893
100,001 and over	118	61,864,859
	740	79,904,435
The number of shareholders holding less than a marketable parcel of shares are:	-	-

(b) Twenty largest shareholders

The names of the twenty largest holders of quoted shares at 31 August, 2004 were:	Listed ordinary shares Number of *shares*	Listed ordinary shares Percentage of *ordinary shares*
1. Mr Graeme Collinson & Mr David Collinson	9,627,656	12.0
2. K One W One Limited	7,351,435	9.2
3. Foundation Services Ltd	4,977,026	6.2
4. Taycol Nominees Pty Ltd	2,505,000	3.1
5. Mr Brian Hubbard & Robin T Johannink	1,897,835	2.4
6. Mr Robert Bartlett Elliott	1,862,038	2.3
7. ANZ Nominees Ltd	1,500,000	1.9
8. M Cooper Nominees Pty Ltd	1,500,000	1.9
9. Mr Michael Helyer	1,400,157	1.8
10. MR Geoffery Peter Picot & Denis Peter Lane	1,266,201	1.6
11. Hugh Green Investments Limited	1,250,000	1.6
12. Diatranz Ltd (in liquidation)	1,133,801	1.4
13. Mr Michael Bushell	1,000,000	1.3
14. I E Properties Pty Ltd	837,500	1.0
15. Mr Michael Arthur Yates & Mrs Ingrid Melanie Yates	707,214	0.9
16. McKell Place Nominees Pty Ltd	600,000	0.8
17. Mr Keith A Stewart & Mrs Judith A Stewart	589,621	0.7
18. Arredo Pty Ltd	500,000	0.6
19. Mr Craig Peter Ball & Mrs Suzanne Katherine Ball	500,000	0.6
20. Greenslade Holdings Pty Ltd	500,000	0.6
	41,506,684	51.9

(c) Substantial shareholders

The names of substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Act 2001 are:	
Mr Graeme Collinson & Mr David Collinson	9,317,162
K One W One Limited	7,351,435
Foundation Services Ltd	4,977,026

(d) Voting rights
All ordinary shares carry one vote per share without restriction.

Corporate Information

ABN 14 104 028 042

Directors
Michael Yates
Simon O'Loughlin
Robert Elliott
David Collinson
Roger Coats

Company Secretary
Christopher Fennell

Registered Office
1st Floor
Fennell Allen & Co Building
160 Greenhill Road
Parkside SA 5063

Solicitors
Johnson Winter & Slattery
111 Victoria Square
Adelaide SA 5001

Bankers
ANZ Bank Ltd
13 Grenfell Street
Adelaide SA 5000

Share Registor
Computershare Investor
Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Auditors
PKF
1st Floor, 44 Greenhill Road
Wayville SA 5034

Internet Address
www.lct.com.au

Notes

Notes